Exhibit 99.1

YAMANA ANNOUNCES ANOTHER YEAR OF MINERAL RESERVE AND MINERAL RESOURCE INCREASES
--6TH CONSECUTIVE YEAR OF MINERAL RESERVE INCREASES; MINERAL RESOURCE INCREASES 15%--

TORONTO, ONTARIO, February 20, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its mineral reserves and mineral resources for the year ended December 31, 2012.

HIGHLIGHTS:

•	Total gold equivalent(1) mineral reserves increased to 19.3 million ounces, a 4% increase from 2011, with a 3% increase in grade

•	Gold equivalent mineral reserves at existing operations increased to 14.2 million ounces, a 6% increase from 2011

•	Gold equivalent mineral reserves at existing operations and projects in development increased to 17.9 million ounces, a 5% increase from 2011

•	Total measured and indicated gold equivalent mineral resources of 15.6 million ounces, an increase of 15%, with a 14% increase in grade

•	Total inferred gold equivalent mineral resources increased to 11.4 million ounces, a 10% increase, with a 119% increase in grade

On a gold equivalent basis, mineral reserves are 19.3 million ounces for the year ending December 31, 2012, an increase of over 4% from 2011.  This is comprised of 17.7 million ounces of gold mineral reserves and 89.2 million ounces of silver mineral reserves.   On a gold equivalent basis the average grade of mineral reserves increased 3% to 0.96 grams per tonne (g/t).

A priority in 2012 was to increase mineral reserves at existing operations. At the Company’s existing operations mineral reserves increased 6% to 14.2 million gold equivalent ounces (GEO) with an average gold equivalent grade of 0.82g/t.

Copper mineral reserves were 2.7 billion pounds of copper at an average grade of 0.31% copper including Alumbrera.  Copper mineral reserves at Chapada increased by 7%.

For 2012, measured and indicated mineral resources increased 15% to 15.6 million GEO with an average gold equivalent grade of 0.89 g/t, which is a 14% increase from 2011.  This is comprised of 14.1 million ounces of gold mineral resources, an increase of 7%, and 78.8 million ounces of silver, an increase of 237%.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1. Silver is treated as a gold equivalent at a ratio of 50:1 except at Mercedes where silver is treated as a gold equivalent at a ratio of 140:1

NEWS RELEASE

Total inferred mineral resources increased 10% to 11.4 million GEO while the grade increased significantly to 1.51 g/t, a 119% increase from 2011.  This is comprised of 10.1 million ounces of gold mineral resources, an increase of 10%, and 67.7 million ounces of silver, an increase of 7%.

Assumption of metal prices used in the estimate of mineral reserves and mineral resources remained unchanged from 2011: gold price of $950 per ounce, silver price of $20 per ounce and copper price of $2.50 per pound (except where noted).

The increases are net of 2012 depletion due to production.

CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES
AS AT DECEMBER 31, 2012

	Contained Gold (000’s ounces)	Contained Silver (000’s ounces)	Contained Copper (Millions of lbs)
Total Proven and Probable Mineral Reserves	17,676	89,191	2,687
Total Measured and Indicated Mineral Resources	14,095	78,846	1,097
Total Inferred Mineral Resources	10,068	67,703	565

Detailed mineral reserve and mineral resource tables follow at the end of this press release and are available online at www.yamana.com/operations/reservesandresources.

The most notable changes are detailed below:

El Peñón,Chile

•	Gold equivalent mineral reserves of 13.0 million tonnes at 8.97 g/t containing 3.7 million gold equivalent ounces
•	Gold equivalent mineral resources of 2.0 million tonnes at 10.45 g/t containing 673,000 gold equivalent ounces
•	Inferred gold equivalent mineral resources of 5.1 million tonnes at 10.79 g/t containing 1.8 million gold equivalent ounces

2 | Page

NEWS RELEASE

The Company has increased gold equivalent mineral reserves for three consecutive years at El Peñón, building on a long track record of replacing and increasing mineral reserves at the operation.  In 2012, the focus was on converting, upgrading and increasing mineral resources.  The increase in gold equivalent mineral reserves replaced reserves depleted from production and increased by an additional 6% over 2011 levels.  Mineral reserve tonnage increased by 14%, which now includes a portion of the Pampa Augusta Victoria (“PAV”) vein system which is 'open pittable' as it is near surface and is easily accessible. The decrease in mineral reserve grade is due to the inclusion of lower grade materials from Dorada Sur, Providncia and other zones that are lower grade.  These results continue to indicate the potential of an increased mine life and a higher sustainable production level of approximately 440,000 GEO per year.

The 2013 exploration program at El Peñón will focus on the extension of PAV and areas within the North Block as well as new discoveries; Dorada Sur and Dorada Oeste, Fortuna Este, and Bonanza West.  This effort is expected to result in continued increases in mineral resources in 2013 and a target to develop the new discoveries into minable mineral reserves in the near term.

Chapada, Brazil

•	Gold equivalent mineral reserves of 431.2 million tonnes at 0.27 g/t containing 3.7 million gold equivalent ounces
•	Gold equivalent mineral resources of 300.6 million tonnes at 0.25 g/t containing 2.4 million gold equivalent ounces
•	Inferred gold equivalent mineral resources of 118.6 million tonnes at 0.23 g/t containing 859,000 gold equivalent ounces

Total gold mineral reserves increased by 11% with an increase of 7% in grade from 2011 levels.  These increases are in addition to the replaced reserves depleted by production and are largely attributed to the inclusion of portions of the Corpo Sul mineral resources upgrading to mineral reserves.  Gold mineral reserves have increased cumulatively by 70% since 2009.  Total copper mineral reserves increased by 7% with a 2% increase in grade over 2011 in addition to replacing those copper reserves depleted by production.  Increases in measured and indicated gold mineral resources replaced what was upgraded to mineral reserves and increased marginally from 2011 levels.  This was expected given the exploration focus in 2012 was to upgrade mineral resources to mineral reserves and further exploration of Corpo Sul.  Also expected was the decline in inferred gold mineral resources given that the emphasis at Chapada has been on improving the quality of the entire mineral resource base.  With discovery of a new area of mineralization that is predominantly copper the focus in 2013 will be to increase copper mineral resources to supplement new gold discoveries.

3 | Page

NEWS RELEASE

A pre-feasibility study was completed for Corpo Sul in late 2012 based on mineral reserves of 573,000 ounces of gold and 401 million pounds of copper in 55 million tonnes of ore.  This represents an increase of 182% from 2011 in gold mineral reserves.  Additional work further increased the mineral reserves at Corpo Sul, which have been included in Chapada’s mineral reserves estimate. The feasibility study will include these additional ounces.  It is expected that further work at Corpo Sul will significantly contribute to 2013 growth of mineral reserves.

Jacobina, Brazil

•	Gold mineral reserves of 25.0 million tonnes at 3.02 g/t containing 2.4 million gold ounces
•	Gold mineral resources of 25.0 million tonnes at 2.59 g/t containing 2.1 million gold ounces
•	Inferred gold mineral resources of 12.6 million tonnes at 3.01 g/t containing 1.2 million gold ounces

Gold mineral reserves increased by 21% over 2011, in addition to replacing reserves depleted by production during the year.  Since the acquisition of the mine, the Company has increased gold mineral reserves cumulatively more than 98% representing the sixth consecutive increase.  Mineral reserve grade increased by 10%, a significant increase which is attributed to the higher grade Canavieiras and Morro do Vento mineral resources being upgraded to mineral reserves.  The mineral reserve grade at Canavieras is 16% higher than existing reserve grade; the Company is looking at accelerating development into the high grade areas.  Since 2009, mineral reserve grade has increased by 41% from 2.14 g/t to 3.02 g/t.  The focus in 2012 was on quality and grade, specifically of the mineral reserves, as a result, measured and indicated mineral resources declined.  This was more than offset by the significant improvements to the number of mineral reserve ounces and grade.  These results warrant the Company's continuing evaluation of higher production levels at Jacobina related to the higher grade mineral reserves.

Gualcamayo, Argentina

•	Gold mineral reserves of 49.6 million tonnes at 1.29 g/t containing 2.1 million gold ounces
•	Gold mineral resources of 33.2 million tonnes at 1.10 g/t containing 1.2 million gold ounces
•	Inferred gold mineral resources of 10.4 million tonnes at 1.66 g/t containing 552,000 gold ounces

4 | Page

NEWS RELEASE

The focus in 2012 at Gualcamayo was on the definition and expansion of the Rodado breccia, a new zone discovered in 2011 southwest of QDD Lower West (QDDLW). As a result, measured and indicated mineral resources increased by 5% with a 6% increase in grade and the Rodado breccia mineralization was extended by 500 metres along strike.  A significant amount of mineral resources at Gualcamayo are within the Rodado breccia and QDDLW, and given the current size of the sulphide portion of the mineral resources in these zones and the expectation of further mineral resource increases in these areas, the Company has initiated an evaluation of milling options which is expected to be competed in first half of 2013.  There is approximately 1.6 million ounces cumulatively from all zones and all resource categories, some of which is also heap leachable, that will be considered in the evaluation of the milling option.   Mineral reserves declined which can be attributed to depletion from production of the current ore bodies.

Exploration in 2013 will continue to focus on the south west of the QDDLW deposit where sulfide bearing carbonate breccias have been outlined.  These breccias are an extension of QDDLW mineralization and occur as sub-parallel bodies or feeders to QDDLW.  This mineralization remains open to the south west and down dip.

Minera Florida, Chile

•	Gold equivalent mineral reserves of 10.8 million tonnes at 2.82 g/t containing 974,000 gold equivalent ounces
•	Gold equivalent mineral resources of 2.7 million tonnes at 6.64 g/t containing 570,000 gold equivalent ounces
•	Inferred gold equivalent mineral resources of 3.7 million tonnes at 6.31 g/t containing 758,000 gold equivalent ounces

Gold equivalent mineral reserves, and measured and indicated mineral resources remained essentially the same as 2011.  Mineral reserves depleted through production were replaced, which was one of the goals of the 2012 program.  After significant increases in 2011, in part attributed to the upgrade from mineral resources to reserves of the historic tailings, the processing of which started in the third quarter of 2012, the focus of last year was on replacing reserves depleted and identifying new resources.   The program was successful and resulted in the discovery of Aguas Frias East and a 10% increase in inferred mineral resources.  In 2013, further drilling at Aguas Frias East is expected to further delineate and expand this new zone.

5 | Page

NEWS RELEASE

Mercedes, Mexico

•	Gold equivalent mineral reserves of 6.6 million tonnes at 4.83 g/t containing 1.0 million gold equivalent ounces
•	Gold equivalent mineral resources of 2.7 million tonnes at 3.62 g/t containing 309,000 gold equivalent ounces
•	Inferred gold equivalent mineral resources of 3.4 million tonnes at 3.65 g/t containing 403,000 gold equivalent ounces

In 2012, the exploration focus was on the replacement of mineral reserves and increasing mineral resources through further delineation of Diluvio, Lupita, Marianas (Barrancas Norte) and Rey de Oro.  While grades in some of these zones are below historic ore grades the ore bodies are considerably wider.  Gold equivalent mineral reserves remained essentially the same as in 2011.  The replacement of mineral reserves depleted through production was mainly attributable to additions from the Lupita and Marianas zones.  This resulted in a 25% increase in tonnage and a 21% decline in grade, the majority of these lower grade ounces came from Lupita.  Measured and indicated mineral resources increased significantly, by 53% with a 8% increase in grade, through contributions from Rey de Oro and Diluvio.  Inferred mineral resources decreased by 28% as most of the inferred resources at Lupita, Marianas and part of Diluvio were converted into indicated mineral resources. In the fourth quarter, high grade mineralization was intersected at depth in Rey de Oro.  This mineralization is on strike with and may zone the Klondike deposit located one kilometre to the north-northwest.  The 2013 program will focus on the expansion of this zone to determine continuity between the zones in addition to replacing and increasing mineral reserves and mineral resources.

Fazenda Brasileiro, Brazil

•	Gold mineral reserves of 4.1 million tonnes at 2.30 g/t containing 306,000 gold ounces
•	Gold mineral resources of 2.6 million tonnes at 2.00 g/t containing 165,000 gold ounces
•	Inferred gold mineral resources of 6.1 million tonnes at 3.10 g/t containing 611,000 gold ounces

Measured and indicated resources at Fazenda Brasiliero increased by 8% and inferred mineral resources increased by 16%.  Mineral reserves declined by 15%.  These changes in the mineral resource base can partly be attributed to depletion and have also resulted from an economic evaluation which determined a portion of mineral reserves were more appropriately classified within the measured and indicated category pending a definitive mine plan on how these ounces will be mined in later years.  The Company acquired the mine in 2003 with a 2.5 year mine life remaining based on known mineral reserves; based on current mineral reserves mine life is slightly less than four years after having been mined by the Company for nine years.

6 | Page

NEWS RELEASE

C1 Santa Luz, Brazil

•	Gold mineral reserves of 30.1 million tonnes at 1.51 g/t containing 1.5 million gold ounces
•	Gold mineral resources of 13.6 million tonnes at 1.55 g/t containing 678,000 gold ounces
•	Inferred gold mineral resources of 6.0 million tonnes at 2.54 g/t containing 490,000 gold ounces

Mineral reserves remained essentially the same as in 2011.  Measured and indicated mineral resources increased by 17% due to the addition of new ounces at near surface satellite deposits which also contributed to the 3% increase in inferred mineral resources.  In 2013, the focus will be on expanding the highly prospective underground mineralization identified in 2012.

Pilar, Brazil

•	Gold mineral reserves of 11.1 million tonnes at 4.04 g/t containing 1.4 million gold ounces
•	Gold mineral resources of 1.8 million tonnes at 4.62 g/t containing 267,000 gold ounces
•	Inferred gold mineral resources of 11.2 million tonnes at 3.83 g/t containing 1.4 million gold ounces

Mineral reserves, and measured and indicated mineral resources were unchanged from 2011, as the Company focused exploration on a new area known as Maria Lazarus.  This resulted in a 29% increase in inferred mineral resources.  These mineral resources are expected to be upgraded during 2013.   The company continues to focus on developing Pilar for production with planned start-up expected mid-2013.

Cerro Moro, Argentina

•	Gold equivalent mineral resources of 4.2 million tonnes at 14.62 g/t containing 1.95 million gold equivalent ounces
•	Inferred gold equivalent mineral resources of 3.6 million tonnes at 4.24 g/t containing 490,000 gold equivalent ounces

7 | Page

NEWS RELEASE

In 2012, the Company spent $5 million to drill over 100 holes with the goal of upgrading the inferred mineral resources and grow the resource base.  These results have been incorporated in the Company’s mineral resource update for Cerro Moro.

The 2013 exploration program at Cerro Moro will focus on drill testing eight priority target areas located on the northern La Negrita block, an entirely new zone, and drill testing existing geologic targets, geochemical anomalies and vein extensions within nine priority target areas in the southern Escondida block, which contains the majority of current known mineral resources.

Other Properties

Arco Sul, Brazil

•	Inferred gold mineral resources of 3.5 million tonnes at 4.64 g/t containing 522,000 gold ounces

Arco Sul is a new discovery made in late 2010 and is 100% owned by Yamana.  It is located in western Goias State, 200 kilometers from Goiania, 370 kilometers from Brasilia and 295 kilometers from the Company’s Pilar mine. Gold mineralization is hosted in a stock work system in a contact zone of subvolcanic intrusives and the Neoproterozoic volcano-sedimentary basement. Yamana’s closed and reclaimed mine, Fazenda Nova, represents the small, near surface part of the Arco Sul mineralized system. Diamond drilling started in late September 2010 and to date 72 diamond drill holes totaling 29,979 meters have been completed.  Mineralization remains open in all directions.

Lahvra Velha, Brazil

•	Inferred gold mineral resources of 3.9 million tonnes at 4.29 g/t containing 543,000 gold ounces

Lavra Velha is an early stage exploration target, discovered in 2010, located in Central Bahia State, 550 kilometers from Salvador, 350 kilometers from Jacobina and 480 kilometers from Fazenda Brasileiro Mine.

The project lies within a 400 kilometre northwestern trending sequence of Paleoproterozoic acid volcanics which overlie the Archean São Francisco Craton consisiting of granitic and mafic intrusions. Four sub-horizontal mineralized levels have been defined at Lavra Velha to date, covering an area of approximately 900 metres by 350 metres. The mineralization is characterized by Iron Oxide / Sulfide rich breccias and remains open in all directions. Drilling started in 2010 and to date, 70 diamond drill holes totaling 18,231 meters have been completed.

8 | Page

NEWS RELEASE

2013 Exploration Program

The Company expects to spend approximately $110 - $115 million on exploration in continuation of the successful 2012 program.  The 2013 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore identified greenfield targets and generate new targets.

Qualified Person

Other than as set forth herein, Evandro Cintra, P.Geo., Senior Vice President, Technical Services for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com

9 | Page

NEWS RELEASE

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the exploration and development plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

10 | Page

NEWS RELEASE

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2012.  See “Interests of Experts” for a listing of the qualified persons responsible for such estimates.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alumbrera (12.5%)	26,250	0.36	304	838	0.23	6	27,088	0.35	310
Chapada	150,700	0.22	1,072	280,490	0.29	2,604	431,190	0.27	3,676
C1 Santa Luz	19,752	1.55	987	11,135	1.42	508	30,887	1.51	1,495
El Peñón	1,903	8.90	546	11,071	4.90	1,746	12,974	5.50	2,291
Ernesto/Pau a Pique	2,279	3.86	283	5,884	2.69	508	8,163	3.01	791
Fazenda Brasileiro	2,777	2.47	220	1,365	1.96	86	4,142	2.30	306
Gualcamayo	12,560	1.18	475	37,066	1.33	1,590	49,626	1.29	2,065
Jacobina	6,300	2.43	492	18,641	3.22	1,930	24,942	3.02	2,422
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,682	3.88	1,082
Mercedes	758	6.39	156	5,844	4.24	797	6,602	4.49	953
Minera Florida Ore	2,631	3.85	326	2,739	3.75	330	5,369	3.80	656
Minera Florida Tailings	5,397	1.09	189	-	-	-	5,397	1.09	189
Total Minera Florida	8,028	1.99	515	2,739	3.75	330	10,766	2.44	845
Pilar	-	-	-	11,098	4.04	1,440	11,098	4.04	1,440
Total Gold Mineral Reserves	237,657	0.77	5,847	388,502	0.95	11,829	626,159	0.88	17,676
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
El Peñón	1,903	216.00	13,218	11,071	167.00	59,369	12,974	174.00	72,587
Mercedes	758	74.63	1,820	5,844	44.23	8,311	6,602	47.73	10,131
Minera Florida Ore	2,631	23.74	2,008	2,739	25.49	2,244	5,369	24.63	4,252
Minera Florida Tailings	5,397	12.80	2,221	-	-	-	5,397	12.80	2,221
Total Minera Florida	8,028	16.38	4,229	2,739	25.49	2,244	10,766	18.70	6,473
Total Silver Mineral Reserves	10,688	56.07	19,267	19,654	110.66	69,924	30,342	91.43	89,191
Agua Rica	384,871	3.73	46,176	524,055	3.33	56,070	908,926	3.50	102,246

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	26,250	0.36	208	838	0.27	5	27,088	0.36	213
Chapada	150,700	0.29	967	221,620	0.31	1,507	372,320	0.30	2,474
Total Copper Mineral Reserves	176,950	0.30	1,175	222,458	0.31	1,512	399,408	0.31	2,687
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,789

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	2,631	1.21	70	2,739	1.13	68	5,369	1.17	138
Total Zinc Mineral Reserves	2,631	1.21	70	2,739	1.13	68	5,369	1.17	138

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	26,250	0.013	7.5	838	0.014	0.3	27,088	0.013	7.8
Total Moly Mineral Reserves	26,250	0.013	7.5	838	0.014	0.3	27,088	0.013	7.8
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

(All amounts are expressed in United States dollars unless otherwise indicated.)
1. Silver is treated as a gold equivalent at a ratio of 50:1 except at Mercedes where silver is treated as a gold equivalent at a ratio of 140:1

NEWS RELEASE

Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2012.  See “Interests of Experts” for a listing of the qualified persons responsible for such estimates.
	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Amancaya	-	-	-	-	-	-	-	-	-	1,390	7.90	351
Arco Sul	-	-	-	-	-	-	-	-	-	3,501	4.64	522
C1 Santa Luz	3,243	1.00	104	10,400	1.72	574	13,643	1.55	678	6,004	2.54	490
Chapada	37,173	0.19	226	263,389	0.24	2,070	300,562	0.24	2,296	118,632	0.22	839
Cerro Moro	-	-	-	4,157	6.60	884	4,157	6.60	884	3,598	1.90	222
El Peñón	637	11.34	232	1,365	4.55	200	2,002	6.71	432	5,108	5.86	962
Ernesto/Pau a Pique	204	6.28	41	2,083	1.50	100	2,287	1.92	141	4,868	1.87	293
Fazenda Brasileiro	164	3.31	17	2,406	1.91	148	2,570	2.00	165	6,131	3.10	611
Gualcamayo	7,297	1.41	330	25,896	1.01	841	33,193	1.10	1,171	10,355	1.66	552
Jacobina	12,666	2.36	960	12,290	2.83	1,117	24,956	2.59	2,077	12,551	3.01	1,215
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139	1,118	4.49	161
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Lavra Velha	-	-	-	-	-	-	-	-	-	3,934	4.29	543
Mercedes	29	3.22	3	2,633	3.36	284	2,661	3.36	287	2,725	3.49	305
Rey del Oro	-	-	-	-	-	-	-	-	-	704	2.98	67
Total Mercedes	29	3.22	3	2,633	3.36	284	2,661	3.36	287	3,429	3.37	372
Minera Florida	1,203	6.44	249	1,470	5.57	263	2,673	5.96	512	3,738	5.52	664
Pilar	-	-	-	1,797	4.62	267	1,797	4.62	267	11,184	3.83	1,377
Suyai	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Total Gold Mineral Resources	79,137	1.01	2,564	466,653	0.77	11,532	545,790	0.80	14,095	234,342	1.34	10,068
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Amancaya	-	-	-	-	-	-	-	-	-	1,390	73.00	3,270
Chapada	-	-	-	82,161	1.43	3,775	82,161	1.43	3,775	27,553	1.11	982
Cerro Moro	-	-	-	4,157	400.30	53,500	4,157	400.30	53,500	3,598	115.90	13,408
El Peñón	637	287.08	5,877	1,365	140.38	6,163	2,002	187.03	12,040	5,108	246.56	40,493
Mercedes	29	61.09	56	2,633	35.79	3,030	2,662	36.06	3,086	2,725	37.3	3,269
Rey del Oro	-	-	-	-	-	-	-	-	-	704	44.8	1,015
Total Mercedes	29	61.09	56	2,633	35.79	3,030	2,662	36.06	3,086	3,429	38.86	4,284
Minera Florida	1,203	39.06	1,511	1,470	30.00	1,411	2,673	34.00	2,922	3,738	39.00	4,691
Suyai	-	-	-	4,700	23.00	3,523	4,700	23.00	3,523	900	21.00	575
Total Silver Mineral Resources	1,869	123.88	7,444	96,486	23.02	71,401	98,355	24.93	78,846	45,716	46.06	67,703
Agua Rica	27,081	2.35	2,042	173,917	2.89	16,158	200,998	2.82	18,200	642,110	2.33	48,124

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Chapada	37,173	0.20	164	181,228	0.23	933	218,401	0.23	1,097	91,079	0.28	565
Total Copper Mineral Resources	37,173	0.20	164	181,228	0.23	933	218,401	0.23	1,097	91,079	0.28	565
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	1,203	1.67	44	1,470	1.51	49	2,673	1.58	93	3,738	1.50	124
Total Zinc Mineral Resources	1,203	1.67	44	1,470	1.51	49	2,673	1.58	93	3,738	1.50	124

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
Total Moly Mineral Resources	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
Note: Mineral Resources are exclusive of Mineral Reserves.

12 | Page

NEWS RELEASE

Yamana Gold Inc.  Mineral Reserve and Mineral Resource Reporting Notes:

1.	Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources

Alumbrera (12.5%)	$1,400 Au, $3.20 Cu, $17.00 Mo and 0.22% CuEQ	N/A
Amancaya	N/A	1.0 g/t Aueq OP, 3.4 g/t Aueq UG
Arco Sul	N/A	2.5 g/t Aueq cut-off
Caiamar	N/A	1.5 g/t Au cut-off
Chapada	$950 Au, $2.50 Cu, $4.80 average cut-off for Chapada Mine $900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project	$1,500 Au, $3.5 Cu and $3.5 NSR cut-off out of pit for Chapada Mine 0.2 g/t Au cut-off for oxides and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project
C1-Santa Luz	$950 Au for C1 and satellite orebodies except Mansinha and Mari ($750 Au), 0.5 g/t Au cut-off	0.5 g/t Au cut-off for C1-Santa Luz Shallow and 1.5 g/t Au cut-off for C1 Downdip Extension
Cerro Moro	N/A	1.0 g/t Aueq cut-off
El Peñón	$950 Au, $20.00 Ag, Variable cut-off for Underground and 1.2 g/t Aueq cut-off for Open Pit	3.9 g/t Aueq cut-off
Ernesto/Pau a Pique	$825 Au, 1.0 g/t UG, 0.3 g/t Au OP cut-off for Ernesto and PP and $950 Au, 0.7 g/t Au cut-off for Lavrinha	0.3 g/t OP, 1.0 g/t UG for Ernesto/PP and 0.3 g/t for Lavrinha
Fazenda Brasileiro	$950 Au, 1.00 g/t Au UG and 0.80 g/t Au OP cut-off	0.5 g/t cut-off UG and 0.25 g/t Au OP cut-off
Gualcamayo	$950 Au, 1.00 g/t Au UG and for OP, 0.25 g/t Au for QDD Upper and 0.5 g/t Au for AIM cut-off	1.0 g/t Au UG and for OP, 0.25 g/t Au for QDD Upper and 0.18 g/t for AIM cut-off
Jacobina	$950 Au, 1.45 g/t Au cut-off	0.5 g/t Au cut-off for Jacobina Mines and 1.5 g/t Au cut-off for Pindobaçu Project
Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/t Au cut-off
Lavra Velha	N/A	$1,300 Au, $3.5 Cu and 0.2g/t Au, 0.1% Cu cut-off
Mercedes	$950 Au, $20.00 Ag, 2.9 g/t Aueq	2.0 g/t Aueq cut-off for Mercedes and 0.4 g/t Aueq cut-off for Rey del Oro
Minera Florida	$950 Au, $20.00 Ag, $1 lb Zn, 2.80 g/t Aueq cut-off and Florida tailings cut-off N/A	2.22 g/t Aueq cut-off
Pilar	$900 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off
Suyai	N/A	5.0 g/t Au cut-off
Agua Rica	$1,000 g/t Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

2.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.	All Mineral Resources are reported exclusive of Mineral Reserves.

4.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.	Mineral Reserves and Mineral Resources are reported as of December 31, 2012.

6.	For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates, see the qualified persons chart in “Item 15 Interests of Experts” in this annual information form.

13 | Page

NEWS RELEASE

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Alumbrera	Julio Bruna Novillo, AusIMM, Member of CIM, Xstrata Plc	Julio Bruna Novillo, AusIMM, Member of CIM, Xstrata Plc
Amancaya	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Arco Sul	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Chapada	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Cerro Moro	Not applicable	David (Ted) Coupland, BSc DipGeoSc CFSG ASIA MAusIMM (CP) MMICA), Director, Geological Consulting, Principal Geostatistician, Cube Consulting Pty Ltd.
C1 Santa Luz	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D.  Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.  (for all of C1 Santa Luz excluding C1 extension) and Sergio Brandao Silva, P.  Geo, Exploration Director, Brazil, Yamana Gold Inc.  (for C1 extension)

El Peñón	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Ernesto/ Pau-a -Pique	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Fazenda Brasileiro	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Gualcamayo
Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.  (for Gualcamayo, excluding QDD Lower) and Guillermo Bagioli, MAusIMM, Member of Chilean Mining Commission, Metalica Consultores S.A.  (for QDD Lower)
Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Jacobina	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Jeronimo	Guillermo Bagioli Arce, MAusIMM , Member of Chilean Mining Commission, Metálica Consultores S.A.	Dominique François-Bongarçon, Ph.D, FAusIMM, Agoratek International
La Pepa	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Lavera Velha	Not applicable	Marcelo Antonio Batelochi, P.Geo., MAusIMM (CP), Geologist Consultant
Mercedes	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Minera Florida	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Pilar
Guillermo Bagioli, MAusIMM, Member of Chilean Mining Commission, Metalica Consultores S.A.  (for Jordino) and Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.  (for Jordino Extension)

Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D.  Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.  (for Jordino) and Sergio Brandao Silva, P.  Geo, Exploration Director, Brazil, Yamana Gold Inc.  (for Jordino Down Dip, Tres Buracos, HG and Ogo Extension) and Maria Lazara

Suyai	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.
Agua Rica	Enrique Munoz Gonzalez, MAusIMM	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.

14 | Page